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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              Amendment No.: _____

                          Leucadia National Corporation
                          -----------------------------
                                 Name of Issuer

                                  Common Stock
                                  ------------
                          Title of Class of Securities

                                    527288104
                                    ---------
                                  CUSIP Number

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).




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CUSIP Number: 527288104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Fairholme Capital Management, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:       1,643,746


6.  Shared Voting Power:             0


7.  Sole Dispositive Power:  3,954,301


8.  Shared Dispositive Power:        0


9.  Aggregate Amount Beneficially Owned by Each Reporting Person:


10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


11. Percent of Class Represented by Amount in Row (9)  5.7%


12. Type of Reporting Person

          IA


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CUSIP Number: 527288104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Bruce R. Berkowitz

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:       1,643,746


6.  Shared Voting Power:             0


7.  Sole Dispositive Power:  3,954,301


8.  Shared Dispositive Power:        0


9.  Aggregate Amount Beneficially Owned by Each Reporting Person:


10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


11. Percent of Class Represented by Amount in Row (9)  5.7%


12. Type of Reporting Person

          IN



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    CUSIP Number: 527288104

Item 1(a) Name of Issuer:  Leucadia National Corporation

      (b) Address of Issuer's Principal Executive Offices:

          315 Park Avenue South
             New York, New York 10010-3607

Item 2(a) - (b).  Name and Principal Business Address of Persons Filing:

          Fairholme Capital Management, L.L.C. ("FCM")
             51 JFK Parkway
             Short Hills, New Jersey 07078

             Bruce R. Berkowitz
             Fairholme Capital Management, L.L.C.
             51 JFK Parkway
             Short Hills, New Jersey 07078

Item 2(c). Citizenship

             FCM is a limited liability company organized under the laws of Delaware and Mr. Berkowitz is a resident of New Jersey

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number: 527288104

Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a)  / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e)  /X/ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

    (f)  / / An employee benefit plan or endowment fund in accordance with
             Section 240.13d-1(b)(1)(ii)(F);

    (g)  / / A parent holding company or control person in accordance with
             Section 240.13d-1(b)(1)(ii)(G);

    (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a) Amount Beneficially Owned: 3,954,301 shares of common stock are owned, in the aggregate, by various investment vehicles and individual accounts, of which 2,310,555 are owned by investment

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        CUSIP Number: 527288104

             advisory clients of FCM. While the advisory relationship causes attribution to FCM of certain indicia of beneficial ownership for the limited purpose of this Form 13G, FCM hereby disclaims such beneficial ownership of 2,310,555 of these shares for purposes of interpretations under the Internal Revenue Code of 1986, as amended, or for any other purpose.

             Because Mr. Berkowitz has voting and dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all such shares so reported herein.

         (b) Percent of Class: 5.7%

         (c) Number of shares as to which each of the reporting persons has:

             (i)    Sole power to vote or to direct the vote:         1,643,746
                                                                      ---------
             (ii)   Shared power to vote or to direct the vote:               0.
                                                                              -
             (iii)  Sole power to dispose or to direct the
                    disposition of:                                   3,954,301.
                                                                      ---------
             (iv)   Shared power to dispose or to direct the
                    disposition of:                                           0.
                                                                              -
             Instruction. For computations regarding securities which represent a right to acquire an underlying security see
             Section 240.13d-3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class.

         N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The reporting persons' investment advisory clients have the right to receive dividends from, and the proceeds of sale from, the shares of common stock to which this Schedule 13G relates.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

         Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP Number: 527288104

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             January 28, 2004
                                             Date

                                             /s/ Bruce R. Berkowitz
                                             ---------------------------------
                                             Signature


                                             Bruce R. Berkowitz, Managing Member
                                             Name/Title







                                             January 28, 2004
                                             Date

                                             Bruce R. Berkowitz

                                             /s/ Bruce R. Berkowitz
                                             ---------------------------------
                                             Signature